Exhibit 3.1

Amendment to Bylaws of CSS Industries, Inc.

Adopted September 25, 2012

RESOLVED, that the last sentence of Section 4.03 of the Bylaws of the Company be, and it is hereby, amended to read in its entirety as follows: “A director serving as chairman of the board shall not be qualified to stand for re-election or otherwise continue to serve as a member of the board of directors past the date of the Annual Meeting of Stockholders of the corporation occurring in the calendar year in which such director reaches or has reached his or her eighty-second birthday.”